SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 11, 2005 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated November 11, 2005, the Company filed the report for the three-month period ended on September 30, 2005 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such three-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

September 30, 2005 and 2004

1. Period Result

(three month period ended on September 30, 2005 and 2004):

	In thousand of $
	09/30/05	09/30/04
Ordinary	18,646	17,190
Extraordinary	—	—
Period Profit	18,646	17,190

2. Net Assets Composition:

Subscribed Capital	368,448	258,253
Treasure shares	—	—
Integral adjustment of capital	274,387	274,387
Integral adjustment treasure shares	—	—
Premium on shares	685,131	604,234
Legal Reserve	19,447	19,447
Retained earnings	(56,397)	(161,098)

Total Net Assets	1,291,016	995,223

At the moment of the end of the Financial Statements period the authorized capital of the Company is $368,447,883.- Its share composition is divided in 368,447,883 of non endorsable registered common stock of face value one peso ($1) each, and with right to 1 vote each, which are hold by shareholders or groups of control.

On November 2002, the Company issued Convertible Notes with warrants to buy additional shares. If all the holder of Company’s Convertible Notes exercises at the end of the period its conversion right the amount of shares will become 473,000,171; and if all the Company’s shareholders exercise their warrants, the amount of shares will become 578.971.677.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 11, 2005